March 23, 2020

Eli Baker
Secretary and Vice Chairman
DEAC NV Merger Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

       Re: DEAC NV Merger Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed March 12, 2020
           File No. 333-235805

Dear Mr. Baker:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed March 12, 2020

The Private Placement, page 96

1. We note your response to comment 7, but we are not persuaded by your response. It appears from the disclosure in your filing and subscription agreement that investors in the private placement invested with the expectation of receiving shares of New DraftKings and not shares of DEAC. Because such investors have already been offered shares of
       New DraftKings, and have made an investment decision to pay for and take delivery of shares of New DraftKings, it appears the issuance of such shares to these investors was conducted through the private placement. Because the private placement of the shares of
       New DraftKings to these investors appears to be complete, this transaction would not be registered on the Form S-4. Therefore, please remove the private placement shares from
 Eli Baker
FirstName LastNameEli Baker
DEAC NV Merger Corp.
Comapany2020
March 23, NameDEAC NV Merger Corp.
March 23, 2020 Page 2
Page 2
FirstName LastName
         your proxy/registration statement, or provide us with a detailed legal analysis as to why you are eligible to register these shares on this S-4 proxy/registration statement.
Notes to the Unaudited Pro Forma Combined financial Statements
Basis of Presentation, page 163

2. You continue to disclose herein you are evaluating the accounting treatment of the issuance of New DraftKings Class B common stock in connection with the Business
         Combination. Please provide us and disclose the basis for your accounting treatment when the evaluation is completed.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
181

3. We note your disclosure on page 47 that "[t]he occurrence and threat of coronavirus could cause professional sports leagues in the United States to cancel or postpone sporting events or hold them without live spectators. In the event that a public health pandemic, such as the coronavirus, results in cancellation of sporting events or significant changes in how they are conducted, this could reduce customers' use of, or spending on, our product offerings, which could adversely impact our business, financial condition and results of operations." We note that the NBA has suspended the remainder of this year's season, the
         NHL has suspended the remainder of this year's season, the NCAA Men's basketball tournament has been cancelled, and the MLB has delayed its 2020 baseball season, all due to the spread of COVID-19. We further note the "Important Coronavirus Update"
         contained on your website relating to refunds you will issue and the closure of certain retail sportsbook operations. Please revise your disclosure to explain how the sporting event cancellations and the continued spread of the virus have materially impacted, or may materially impact, your financial condition and results of operations.
DraftKings' Executive and Director Compensation
Summary Compensation Table, page 292

4. Please update your Executive Compensation Disclosure to include non-equity incentive plan bonus amounts for 2019. In this regard, we note that footnote 3 to your Summary
         Compensation Table states that "[t]he bonus earned by each Named Executive Officer under [y]our annual bonus plan for 2019 is . . . expected to be determined by March 13,
         2020."

Item 21. Exhibits and Financial Statement Schedules, page II-1

5. We note that you have filed a "form of" tax opinion of Winston & Strawn LLP as an exhibit to your registration statement, and the footnotes to your exhibit index indicate that
         this exhibit 8.1 was previously filed. Please amend your filing to include an executed tax opinion, or tell us why you are not required to do so. See Item 601(b)(8) of Regulation S-
 Eli Baker
DEAC NV Merger Corp.
March 23, 2020
Page 3
      K, and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered
      Offerings.
General

6. We note that, in your letter dated February 13, 2020, in response to comment 9 in our comment letter dated February 2, 2020, you stated that "DraftKings is currently reviewing the Kambi agreement and believes that it contains confidentially sensitive information, but will file a redacted copy of the agreement in a subsequent filing of the proxy statement/prospectus, subject to first seeking confidential treatment for certain competitively sensitive information contained in the agreement." It appears that you did not file this exhibit with your amended proxy/registration statement. Please amend your filing to include this exhibit, or tell us why you do not believe you are required to do so, considering that you have undertaken to do so in a previous response letter.
        You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                            Sincerely,
FirstName LastNameEli Baker
                                                            Division of
Corporation Finance
Comapany NameDEAC NV Merger Corp.
                                                            Office of Trade &
Services
March 23, 2020 Page 3
cc:       Elliott Smith
FirstName LastName